Exhibit 5.02

[James L. Altman Letterhead]

August 12, 2008

Public Service Company of Colorado
1225 17th Street
Denver, Colorado 80202

Re:                               $300,000,000 in Aggregate Principal Amount of Public Service Company of Colorado’s 5.80% First Mortgage Bonds, Series No. 18 due 2018 and $300,000,000 in Aggregate Principal Amount of Public Service Company of Colorado’s 6.50% First Mortgage Bonds, Series No. 19 due 2038

Ladies and Gentlemen:

I am Vice President and Deputy General Counsel of Xcel Energy Inc., a Minnesota corporation (“Xcel Energy”), and, as such, I and other attorneys in the legal department of Xcel Energy have acted as counsel to Public Service Company of Colorado, a Colorado corporation and wholly owned subsidiary of Xcel Energy (the “Company”) in connection with the issuance and sale of up to $300,000,000 aggregate principal amount of the Company’s 5.80% First Mortgage Bonds, Series No. 18 due 2018 (the “Series No. 18 Bonds”) and $300,000,000 in Aggregate Principal Amount of Public Service Company of Colorado’s 6.50% First Mortgage Bonds, Series No. 19 due 2038 (the “Series No. 19 Bonds” and, together with the Series No. 18 Bonds, the “Bonds”) pursuant to the Underwriting Agreement, dated as of August 6, 2008 (the “Underwriting Agreement”), entered into by and between the Company and Lehman Brothers Inc. and Goldman, Sachs & Co., acting as representatives of the several underwriters named therein (collectively, the “Underwriters”).  The Series No. 18 Bonds and the Series No. 19 Bonds will be issued pursuant to the Indenture, dated as of October 1, 1993, as amended and supplemented, by and between the Company and U.S. Bank Trust National Association, as successor trustee (the “Trustee”), and Supplemental Indenture No. 18, dated as of August 1, 2008, by and between the Company and the Trustee (as supplemented, the “Indenture”).

I, or other attorneys in the legal department of Xcel Energy, have examined or are otherwise familiar with the Articles of Incorporation of the Company, the By-Laws of the Company, the Registration Statement on Form S-3, as amended (Reg. No. 333-141416) (the “Registration Statement”), filed by the Company to effect the registration of the Bonds under the Securities Act of 1933 (the “Act”), pursuant to which the Bonds are to be issued, such corporate action in connection with the issuance of the Bonds as have occurred as of the date hereof and such other documents, records and instruments as I have deemed necessary or appropriate for the purposes of this opinion.

Based upon the foregoing and assumptions that follow, I am of the opinion that the issuance of the Series No. 18 Bonds and the Series No. 19 Bonds has been duly authorized by the Company and the Indenture has been duly executed and delivered.

I express no opinion as to the laws of any jurisdiction other than the laws of the State of Colorado.  The opinions herein expressed are limited to the specific issues addressed and to laws existing on the date hereof.  By rendering this opinion, I do not undertake to advise you with respect to any other matter or of any change in such laws or in the interpretation thereof which may occur after the date hereof.

I hereby consent to the filing of this opinion as Exhibit 5.02 to the Current Report on Form 8-K dated the date hereof filed by the Company and incorporated by reference into the Registration Statement and to the reference to my name under the caption “Legal Opinions” in the prospectus constituting a part of such Registration Statement.  In giving such consent, I do not hereby admit that I am included in the category of persons whose consent is required under Section 7 of the Act or the rules and regulations of the Securities and Exchange Commission promulgated thereunder.

Very truly yours,

/s/ James L. Altman
James L. Altman Vice President and Deputy General Counsel Xcel Energy Inc.